UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

American Environmental Energy, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02566 W101

(CUSIP Number)

Wenyi Yu, 1319 Rockland Avenue, Staten Island, NY 10314 Phone No. (646) 671-2678

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

03/10/21

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02566 W101	13D	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wenyi Yu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION PR. China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 41,544,487
	8.	SHARED VOTING POWER 290,000
	9.	SOLE DISPOSITIVE POWER 41,544,487
	10.	SHARED DISPOSITIVE POWER 290,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,782,809
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 02566 W101	13D	Page 2 of 3 Pages

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock of American Environmental Energy, Inc. (symbol:AEEI), a Nevada Corporation (The “Issuer”). The principal business address is located at 1319 Rockland Avenue, Staten Island, NY 10314.

Item 2.  Identity and Background.

(a) Name: Wenyi Yu

(b) Address: 1319 Rockland Avenue, Staten Island, NY 10314

(c) Principal Occupation: Manager

(d) Criminal convictions: N/A

(e) Civil or administrative proceedings: N/A

(f) Citizenship: China

Item 3.  Source or Amount of Funds or Other Consideration.

The purchases Shiting Xiao used her funds in the amount of $30,000 to purchase 2,000,000 shares of the restricted common stock of AEEI from Wenyi Yu, the president and CEO of the Issuer on February 5, 2021.

The purchases Fang Li used her funds in the amount of $40,000 to purchase 5,000,000 shares of the restricted common stock of AEEI from Wenyi Yu, the President and CEO of the Issuer on November of 2019. (She reported a 13D with SEC November of 2019)

Item 4.  Purpose of Transaction.

 The purpose of the transaction is to create the foundation of the M&A for the Issuer in China. The purchaser knew the business combination target in Dongguan City, Guangdong Province, China.

Item 5.  Interest in Securities of the Issuer.

1.	The Reporting Person has the sole power to vote and to direct the disposition of the 41,544,487 shares. No other person has the right to receive the dividends from, or the proceeds from the sale, of the Shares.
2.	The purchaser Fang Li has the sole power to vote and to direct the disposition of her 5,000,000 shares. No other person has the right to receive the dividends from, or the proceeds from the sale, of the Shares.
3.	The purchaser Shiting Xiao has the sole power to vote and to direct the disposition of her 2,000,000 shares. No other person has the right to receive the dividends from, or the proceeds from the sale, of the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person has been the Chairman and CEO of the Issuer from March of 2018.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 02566 W101	13D	Page 3 of 3 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Wenyi Yu Wenyi Yu, Individually

3/10/2021 Date